Transcript of ScanSoft Breakout Session from Adams, Harkness & Hill 2003 Summer Seminar August 7, 2003 3:00 p.m. ET

Filed by ScanSoft, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: SpeechWorks International, Inc.
Commission File No.: 333-106184

Transcript of ScanSoft Breakout Session from
Adams, Harkness & Hill 2003 Summer Seminar
August 7, 2003
3:00 p.m. ET

Operator:	Good afternoon, and welcome to ScanSoft’s session at the Adams, Harkness & Hill Summer Seminar. Before we begin, please note that all telephone and Internet participants will be in listen-only for the duration of the conference. Today’s conference is being recorded, and a replay will be available through Wednesday, August 13th, 2003.

And now I’d like to turn the call over to Mr. Richard Palmer. Please go ahead, sir.

Richard Palmer:	All right. Thank you. Thank you for joining us. On the phone by teleconference we have our Chief Executive Officer, Paul Ricci. I’m Rich Palmer, our Chief Financial Officer. This is Robert Weideman, our Chief Marketing Officer.

Before we begin, very briefly I’d like to remind everyone that the matters we are discussing include predictions, estimates, expectations and other forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially. You should refer to our recent filings and announcements for a detailed list of risk factors.

At this point I’d like to turn the call over to Paul Ricci for a few brief remarks, and then we’ll be taking questions. Paul?

Paul Ricci:	Thank you, Rich, and thank all of you for joining us. As you know, ScanSoft announced preliminary results below our consensus estimates yesterday. Before taking your questions, I would like to offer a brief perspective on those results, and make a few comments about our directions.

Our issues in Q2, as we mentioned in the press release, owed substantially to problems in two separate areas: first, in the area of embedded TTS for games, and particularly for talking dictionaries that are sold substantially in Asia; and second, for solutions in network telephony, particularly in Europe. The first area of problems, as we mentioned in the press release, was affected in part by the movement of a transition from an older product generation to a newer product generation, and in part by the slower economic performance in Asia related to SARS.

The second area, network telephony, experienced delays driven significantly by the concerns that our partners and customers, particularly in Europe, had around the clarification of our technology choices as we complete the merger of ScanSoft and SpeechWorks. As we said in the press release, we believe that both of these issues are transitory. Both of them will continue to cause some problems in the third quarter, but we do expect to see some relief, and in particular we expect to see a resolution of the network telephony concerns once we have completed the merger and announced our technology directions.

More generally, I would emphasize that we do see a sluggish economic environment, but that is neither better nor worse than the environment we saw in the first quarter. Having said that, I do see our second quarter issues as substantially transitory. I remain fully confident in the growth opportunities of our business, and in the fundamental profitability and in the business model. In particular, I would like to emphasize that we see growing interest across all of our speech solutions as expressed in the quality of our pipeline, in the design wins that we’re achieving in the embedded space and in the sales we are having in corporate licensing.

I also want to remind investors that ScanSoft maintains a strong market position in most of its essential product lines. In fact, post-merger we will hold the worldwide leading market share in all three segments of speech solutions: dictation, network telephony and embedded. I’d also remind investors that we dominate the segment of imaging for productivity applications that use document capture, and while this segment has had more limited growth in the last four quarters than we had anticipated, it has positioned us well to take considerable market share, and to realize growth with our partners who are building digital multifunction devices. We do also believe that this category will enjoy some additional stimulation because of the interest in PDF.

Finally, let me say a couple of words about the next couple of quarters. First, our integration of SpeechWorks into ScanSoft remains fully on track. At our conference call next week, I will provide more details about our integration plans. For the moment, I will say that I remain fully committed to the cost reduction targets that I cited at the time of the announcement, and there too I’ll provide more details on the achievement of those reductions and the timing of them, at next week’s conference call.

So, with those comments, I’d like to take your questions.

Male:	I guess I’d like to start by focusing on the imaging side, which I thought – it seemed to be doing well in the U.S., yet you didn’t have any year-over-year growth in the second quarter. So, what happened there versus your expectations?

Paul Ricci:	Well, as I said in the – at the end of the first quarter conference call, we have two, we have two different phenomena going on within our imaging product lines. One is a growth in the interest and the sales of document capture, particularly in PaperPort, related significantly to the underlying growth in digital multifunction devices, and related to the interest in PDF. Counteracting that, we do have declining sales in our capture, our capture applications for low-end scanners and other casual ad hoc scanning.

And those two have been offsetting each other for a number of quarters now, and it’s a transition, as I mentioned in our previous quarter, that we have been managing. During the last couple of quarters, the growth in PaperPort has remained strong, but it has only just counteracted that underlying phenomena of the decline in casual scanning.

Male:	Paul, what about an update on Philips? How did they perform in the quarter, and how do you feel now that you’ve owned that business for a while, about its prospects?

Paul Ricci:	I don’t have the specific breakout on Philips’s revenues. We’ll give more detail on that next week. Overall, Philips did well in the quarter, and in particular the combination of the solutions, the position that we had in the embedded space, augmented with the Philips’ solutions, has given us considerable momentum in the embedded market, about which we’re increasingly excited.

In telephony, the sale of directory assistance applications in Europe continues to show strength. These are very large priced sales, and the sales cycle and the implementation takes a considerable amount of time, so in any given quarter there’s not a dramatic revenue effect. But our position in directory assistance in Europe continues to strengthen, and I’m very bullish about that. Where we did see problems was in questions that our customers in Europe had about what our intentions were with the APIs related to the SpeechPearl engine that we had bought from Philips, and they held their purchasing decisions until we’ve clarified those intentions.

Male:	And when will you clarify those intentions? And then, also like to ask you about the comments on the embedded side of product transition. Are you through that now, or is that something that also affects the third quarter?

Paul Ricci:	We are going to be announcing – to your first question, we’re going to be announcing shortly after the merger our plans for – our technology plans. The technical integration plans are complete, and we’ve simply been waiting for the close of the merger to announce precisely what we’re going to do. I do believe that those announcements will provide considerable comfort to our partners and customers and substantially resolve their concerns.

With respect to the TTS, remember that the sale – the segment of embedded TTS I’m speaking of is only one segment of embedded TTS, and that was the only part of that business, of that product line, that was really affected adversely. We will continue to see some effect of that in the third quarter, sales in the third quarter in that area will be better than they were in the second quarter, and I believe sales in the fourth quarter will be better than they were in the third quarter.

The issues related to the product transition are in fact complete. Our customers have now moved to the new product, but there is some time that it takes to move that through the pipeline and into – through the manufacturing and through the various channels through which our partners distribute. But I think that the technical issues around that integration are complete.

Male:	I just don’t understand, maybe you could – Paul, you could help us. Yes. Say, Paul, maybe you can help us just a little bit. I don’t quite understand, you know, other than going from one to the other in the embedded TTS, could you give us just a little bit more flavor or so, what were the issues?

Paul Ricci:	Sure. The embedded TTS – this TTS is embedded in a particular chip, and the chip is then designed into consumer devices and especially talking dictionaries, which are popular throughout Asia. And when one is designing one of these devices around a new chip, there of course are integration issues. Those integration issues are technical in nature, but it took our manufacturing partners, the design, the firms, longer to make that integration than we had expected, and that they had expected.

So, it’s not – I think perhaps your confusion is because you might think of embedded TTS as simply an upgrade of software. It is indeed an upgrade of software, but that software has to be instantiated in a chip design. And then, that chip design has to be built into the circuit of the device itself, and there was simply more time involved in doing that, and more issues involved in doing that than had been expected.

I should say parenthetically about this that the demand for this particular segment had been steady throughout – in fact growing slightly throughout the last five or six quarters before this problem. There are no – there are no dramatic competitive changes to the landscape or other changes, so concerns you might have that the demand for this particular type of device has evaporated or that there’s a dramatic competitive chip in the landscape I think are – while legitimate, I think are unfounded. I do believe that this is a combination of a – of a product transition issue, and considerable turmoil in the Asian markets, a good portion of the sale of these devices is in Hong Kong and China, and nothing more than that.

Richard Palmer:	One last question? Paul, I think that answers the questions in the room. And I think – I want to thank everyone for coming and call it a day.

Paul Ricci:	OK. Thank you very much, everyone.

Richard Palmer:	Good day.

Additional Information and Where to Find It

ScanSoft filed a registration statement on Form S-4 in connection with the proposed merger, and ScanSoft and SpeechWorks filed with the SEC and mailed to their respective stockholders a joint proxy statement/prospectus in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus because it contains important information about ScanSoft, SpeechWorks and the proposed merger. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus at the Securities and Exchange Commission’s web site at <www.sec.gov> <<http://www.sec.gov>>. A free copy of the joint proxy statement/prospectus may also be obtained by contacting ScanSoft or SpeechWorks.

ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and SpeechWorks in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger is included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 30, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at <www.sec.gov> and from ScanSoft.

SpeechWorks and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and SpeechWorks in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger is included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in SpeechWorks’ proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 25, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at <www.sec.gov> and from SpeechWorks.